Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(expressed in thousands of Canadian dollars) - Unaudited

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars) - Unaudited

	As at September 30, 2021	As at December 31, 2020
Assets
Current assets
Cash	$227,844	$74,022
Marketable securities (Note 5)	9,901	-
Amounts receivable	665	304
Prepaid expenses and other assets	1,465	680
	239,875	75,006
Non-current assets
Exploration and evaluation assets (Note 6)	304,863	274,722
Property and equipment (Note 7)	6,765	7,579
Deposits	76	85
Total assets	$551,579	$357,392

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,264	$6,544
Lease liabilities (Note 9)	694	778
	14,958	7,322
Non-current liabilities
Convertible debentures (Note 8)	73,614	226,853
Long-term lease liabilities (Note 9)	2,645	3,253
Deferred income tax liabilities	2,783	712
Total liabilities	$94,000	$238,140

Equity
Share capital (Note 10)	$684,290	$255,953
Reserves	61,258	54,939
Accumulated other comprehensive income (loss)	2,231	(4,339)
Accumulated deficit	(317,152)	(212,302)
Equity attributable to NexGen Energy Ltd. shareholders	430,627	94,251
Non-controlling interests (Note 15)	26,952	25,001
Total equity	457,579	119,252
Total liabilities and equity	$551,579	$357,392

Nature of operations (Note 2)

Commitments (Note 14)

Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share and share information) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Expenses
Salaries, benefits and directors’ fees	$1,587	$1,102	$6,064	$3,072
Office, administrative, and travel	889	322	2,542	1,421
Professional fees and insurance	794	596	2,106	3,018
Depreciation (Note 7)	508	603	1,592	1,691
Share-based payments (Note 10)	4,706	1,460	18,283	5,839
	8,484	4,083	30,587	15,041

Finance income	(259)	(86)	(664)	(326)
Mark-to-market loss on convertible debentures (Note 8)	11,920	13,596	76,841	24,925
Interest expense on convertible debentures (Note 8)	519	3,452	3,239	9,624
Interest on lease liabilities (Note 9)	63	79	205	180
Gain on sale of assets (Note 5)	(1,374)	-	(3,610)	-
Foreign exchange loss (gain)	(430)	241	(1)	(552)
Other income	(11)	(4)	(29)	(25)
Loss before taxes	18,912	21,361	106,568	48,867

Deferred income tax expense	1,017	154	1,274	1,506
Net loss	19,929	21,515	107,842	50,373

Items that may not be reclassified subsequently to profit or loss:

Change in fair value of convertible debenture attributable to the change in credit risk (Note 8)	(72)	333	221	4,565
Change in fair value of marketable securities (Note 5)	(5,424)	-	(6,357)	-
Deferred income tax expense (recovery)	733	(90)	797	(1,233)
Net comprehensive loss	$15,166	$21,758	$102,503	$53,705
Net loss attributable to:
Shareholders of NexGen Energy Ltd.	$17,827	$21,680	$102,811	$49,863
Non-controlling interests	2,102	(165)	5,031	510
	$19,929	$21,515	$107,842	$50,373
Net comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$15,480	$21,923	$100,256	$53,195
Non-controlling interests	(314)	(165)	2,247	510
	$15,166	$21,758	$102,503	$53,705

Loss per share attributable to NexGen Energy Ltd. equity holders
Basic and diluted loss per share	$0.04	$0.06	$0.23	$0.14

Weighted average common shares outstanding
Basic and Diluted	472,337,597	376,700,956	453,225,762	367,912,603

The accompanying notes are an integral part of these consolidated financial statements.

3

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss for the period:	$(19,929)	$(21,515)	$(107,842)	$(50,373)
Adjust for:
Depreciation (Note 7)	508	603	1,592	1,691
Share-based payments (Note 10)	4,706	1,460	18,283	5,839
Mark-to-market loss on convertible debenture (Note 8)	11,920	13,596	76,841	24,925
Interest expense on convertible debentures (Note 8)	519	3,452	3,239	9,624
Interest on lease liabilities (Note 9)	63	79	205	180
Deferred income tax expense	1,017	154	1,274	1,506
Unrealized foreign exchange loss (gain)	(430)	352	1	(477)
(Gain)/Loss on sale of assets (Note 5)	(1,374)	-	(3,610)	(4)
Non-cash costs of Debenture Issuance	-	-	-	185
Other non-cash items	(11)	5	(11)	5
Operating cash flows before working capital	(3,011)	(1,814)	(10,028)	(6,899)
Changes in working capital items:
Amounts receivable	(195)	142	(172)	372
Deposits	9	-	9	10
Prepaid expenses and other	93	228	(766)	363
Accounts payable and accrued liabilities	1,480	(266)	1,880	(95)
Cash used in operating activities	$(1,624)	$(1,710)	$(9,077)	$(6,249)

Expenditures on exploration and evaluation assets	(7,935)	(4,240)	(20,921)	(15,124)
Proceeds on sale of assets (Note 5)	-	-	96	-
Acquisition of equipment	(395)	(14)	(878)	(131)
Cash used in investing activities	$(8,330)	$(4,254)	$(21,703)	$(15,255)

Proceeds from bought-deal financing, net of share issuance costs	-	-	163,476	-
Proceeds from common share issuance on ASX, net of share issuance costs	(462)	-	1,039	-
Shares issued for cash from private placements, net of share issuance costs	-	668	-	20,932
Shares issued in connection with issuance convertible debentures	-	-	-	797
Issuance of convertible debentures	-	7,902		28,164
Proceeds from exercise of options and warrants	3,887	837	23,118	2,400
Payment of lease liabilities (Note 9)	(249)	(269)	(773)	(695)
Interest paid on convertible debentures	-	-	(2,257)	(4,066)
Cash provided by financing activities	$3,176	$9,138	$184,603	$47,532

Foreign exchange gain (loss) on cash	430	(354)	(1)	475
Increase (decrease) in cash	$(6,348)	$2,820	$153,822	$26,504

Cash, beginning of period	234,192	75,802	74,022	52,118
Increase (decrease) in cash	(6,348)	2,820	153,822	26,504
Cash, end of period	$227,844	$78,622	$227,844	$78,622

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

4

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except share information) - Unaudited

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non-controlling interests	Total
Balance at December 31, 2019	360,250,571	$218,788	$48,801	$(2,247)	$(103,502)	$161,840	$24,509	$186,349
Share-based payments	—	—	6,047	—	—	6,047	570	6,617
Shares issued on exercise of stock options	3,282,666	3,370	(1,319)	—	—	2,051	—	2,051
Shares issued for convertible debenture interest payments	1,092,142	2,152	—	—	—	2,152	—	2,152
Shares issued for cash from private placement	11,611,667	20,889	—	—	—	20,889	—	20,889
Shares issued for convertible debenture establishment fee	348,350	627	—	—	—	627	—	627
Shares issued for convertible debenture financing consent fee	180,270	355	—	—	—	355	—	355
Share issuance costs	—	(625)	—	—	—	(625)	—	(625)
Ownership changes relating to non-controlling interests	—	—	—	—	(273)	(273)	1,562	1,289
Net loss for the period	—	—	—	—	(49,864)	(49,864)	(509)	(50,373)
Other comprehensive loss	—	—	—	(3,333)	—	(3,333)	—	(3,333)
Balance at September 30, 2020	376,765,666	$245,556	$53,529	$(5,580)	$(153,639)	$139,866	$26,132	$165,998

Balance at December 31, 2020	381,830,205	$255,953	$54,939	$(4,339)	$(212,302)	$94,251	$25,001	$119,252
Share-based payments (Note 10)	—	—	19,278	—	—	19,278	2,052	21,330
Shares issued on exercise of stock options	7,168,335	31,721	(12,633)	—	—	19,088	—	19,088
Shares issued on converted debentures (Note 8)	48,083,335	230,301	—	—	—	230,301	—	230,301
Shares issued for convertible debentures interest payments (Note 8)	217,874	1,087	—	—	—	1,087	—	1,087
Shares issued on bought-deal financing, net of share issue costs (Note 10)	38,410,000	163,289	—	—	—	163,289	—	163,289
Shares issued on ASX, net of share issue costs (Note 10)	400,000	1,039	—	—	—	1,039	—	1,039
Shares issued for the Rook 1 property development (Note 10)	200,000	900	(326)	—	—	574	—	574
Ownership changes relating to non-controlling interests	—	—	—	—	1,976	1,976	2,146	4,122
Net loss for the period	—	—	—	—	(102,811)	(102,811)	(5,031)	(107,842)
Reclass accumulated other comprehensive income related to converted debentures (Note 8)	—	—	—	4,015	(4,015)	—	—	—
Other comprehensive income	—	—	—	2,555	—	2,555	2,784	5,339
Balance at September 30, 2021	476,309,749	$684,290	$61,258	$2,231	$(317,152)	$430,627	$26,952	$457,579

The accompanying notes are an integral part of these consolidated financial statements

5

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

1.       Reporting Entity

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American exchange (the “NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended September 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V. As of September 30, 2021, NexGen owns 49.3% of IsoEnergy’s outstanding common shares (December 31, 2020 - 51.08%).

2.       Nature of operations

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2021, the Company had an accumulated deficit of $317,152 and working capital of $224,917. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

During 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s baseline engineering, environmental assessment and the ability to raise funds through debt and equity markets. To date, the Company’s operations and ability to raise funds have not been significantly impacted.  The Company has implemented proper COVID-19 protocols at each of its locations that are in line with the respective regional health authorities COVID-19 guidelines.

6

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

3.       Basis of Preparation and Significant Accounting Policies

a)       Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2020 and 2019 (“annual financial statements”), which have been prepared in accordance with IFRS. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual financial statements, except as noted in item c) below.

On November 4, 2021, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

b)       Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the condensed interim consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiaries of the Company and their geographic locations at September 30, 2021 are as follows:

Name of Subsidiary	Location	Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%
IsoEnergy Ltd.	Canada	49.3%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

c)       Significant accounting policies

IFRS 9 - Financial Instruments establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”). The Company determines the classification of the financial assets at initial recognition. The basis of classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. A financial asset that is a debt instrument is measured at amortized cost if it meets both of the following conditions and is not designated at FVPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
7

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Investments in equity instruments are required to be measured by default at FVPL. However, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVOCI. The Company has elected to designate the Marketable Securities as FVOCI.

4.       Critical Judgements, Estimates and Assumptions in Accounting Policies

Judgements, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual financial statements and actual results may differ from these estimates.

5.       Marketable Securities

(a)	Cover, Gemini, and Tower uranium properties sale

In April 2021, the Company’s subsidiary, IsoEnergy, sold its interest in the Clover, Gemini and Tower uranium properties (“Properties”). IsoEnergy received 10,755,000 common shares of 92 Energy Pty Ltd. (“92 Energy”) at a price of $0.20 Australian Dollars (“AUD”) for a total value of AUD $2,151 ($2,068). The shares are held in escrow for 12 months from April 14, 2021. IsoEnergy received its first milestone payment of AUD $100 ($96) on September 14, 2021, and an additional AUD $100 ($96) milestone payment is receivable within 6 months from April 14, 2021 (which was received on October 8, 2021). In addition, IsoEnergy will retain a 2% Net Smelter Return (“NSR”) on the Properties.

The Properties had a book value of $24, which resulted in a gain of $2,236:

Disposition of Properties
Marketable securities received	$2,068
Cash / receivable	192
Proceeds - disposition of properties	2,260
Cost - disposition of properties	(24)
Gain on sale of assets	$2,236

(b) Mountain Lake Option Agreement

In August 2021, the Company’s subsidiary, IsoEnergy, completed an agreement to grant the option to acquire a 100% interest in IsoEnergy’s Mountain Lake uranium property in Nunavut, Canada.

Under the terms of the agreement, the option to acquire a 100% interest in the Mountain Lake uranium property is granted for consideration comprised of 900,000 common shares of International Consolidated Uranium Inc. (“ICU”) at a price of $1.64 per share for a total value of $1,476, and $20 cash. The option is exercisable on or before the second anniversary of receipt of TSXV approval (August 3, 2023) for additional consideration of $1,000 payable in cash or shares. If the option is elected to acquire the Mountain Lake property, IsoEnergy will be entitled to receive the following contingent payments in cash or shares:

•	If the uranium spot price reaches US$50, IsoEnergy will receive an additional $410
•	If the uranium spot price reaches US$75, IsoEnergy will receive an additional $615
•	If the uranium spot price reaches US$100, IsoEnergy will receive an additional $820
8

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The spot price contingent payments will expire 10 years following the date the option is exercised.

The Mountain Lake property had a book value of $122, which resulted in a gain of $1,374:

Disposition of Properties
Marketable securities received	$1,476
Cash	20
Proceeds - disposition of properties	1,496
Cost - disposition of properties	(122)
Gain on sale of assets	$1,374

During the three and nine months ended September 30, 2021, the Company recognized a gain of $5,424 and $6,357, respectively associated with the mark to market valuation of the shares received in 92 Energy and ICU (three and nine months ended September 30, 2020: $nil) which is recorded in the statement of other comprehensive income and loss. The fair value of the marketable securities at September 30, 2021 was $9,901 (December 31, 2020 - $nil).

6.       Exploration and Evaluation Assets

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2020	$235	$1,458	$26,778	$28,471
Additions	—	—	27	27
Dispositions	—	—	(146)	(146)
Balance as at September 30, 2021	$235	$1,458	$26,659	$28,352

Deferred exploration costs
Balance at December 31, 2020	216,350	9,173	20,728	246,251
Additions:
General exploration and drilling	2,996	—	2,553	5,549
Environmental, permitting, and engagement	11,033	—	2	11,035
Technical, engineering and design	6,089	—	1	6,090
Geochemistry and assays	—	—	92	92
Geological and geophysical	16	7	567	590
Labour and wages	3,098	—	473	3,571
Share-based payments	2,344	—	703	3,047
Travel	146	—	140	286
Total Additions	25,722	7	4,531	30,260
Balance as at September 30, 2021	$242,072	$9,180	$25,259	$276,511

Total costs, September 30, 2021	$242,307	$10,638	$51,918	$304,863

9

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2019	$235	$1,458	$26,636	$28,329
Additions/expenditures	—	—	142	142
Balance as at December 31, 2020	$235	$1,458	$26,778	$28,471

Deferred exploration costs
Balance at December 31, 2019	199,784	9,164	15,104	224,052
Additions:
General exploration	1,407	5	3,395	4,807
Environmental, permitting, and engagement	6,725	—	137	6,862
Technical, engineering and design	4,158	—	225	4,383
Geochemistry and assays	—	—	318	318
Geological and geophysical	—	4	31	35
Labour and wages	2,925	—	1,141	4,066
Share-based payments	1,281	—	235	1,516
Travel	69	—	142	211
Total Additions	16,566	9	5,624	22,199
Balance as at December 31, 2020	$216,350	$9,173	$20,728	$246,251

Total costs, December 31, 2020	$216,585	$10,631	$47,506	$274,722

7.       Property and equipment

	Computer Equipment	Software	Field equipment	Office, Furniture and Leasehold Improvements	Road	Total
Cost
As at December 31, 2019	$417	$939	$6,891	$3,007	$2,079	$13,333
Additions	34	121	23	2,135	—	2,313
Disposals	—	—	(92)	—	—	(92)
At December 31, 2020	$451	$1,060	$6,822	$5,142	$2,079	$15,554
Reclassification	—	—	(275)	275	—	—
Additions	46	259	42	557	—	904
Disposals	—	—	—	(332)	—	(332)
Balance as at September 30, 2021	$497	$1,319	$6,589	$5,642	$2,079	$16,126

10

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Accumulated Depreciation
As at December 31, 2019	$292	$651	$2,964	$710	$1,128	$5,745
Depreciation	78	190	857	710	455	2,290
Disposals	—	—	(60)	—	—	(60)
At December 31, 2020	$370	$841	$3,761	$1,420	$1,583	$7,975
Reclassification	—	—	(193)	193	—	—
Depreciation	43	144	453	657	309	1,606
Disposals	—	—	—	(220)	—	(220)
Balance as at September 30, 2021	413	985	4,021	2,050	1,892	9,361

Net book value at December 31, 2020	$81	$219	$3,061	$3,722	$496	$7,579
Net book value at September 30, 2021	$84	$334	$2,568	$3,592	$187	$6,765

8.       Convertible Debentures

	2016 Debentures	2017 Debentures	2020 Debentures	IsoEnergy Debentures	Total
Fair value at December 31, 2020	$94,768	$86,568	$31,483	$14,034	$226,853
Fair value adjustment	30,291	18,674	19,765	8,332	77,062
Settlement with shares	(125,059)	(105,242)	—	—	(230,301)
Fair Value at September 30, 2021	$—	$—	$51,248	$22,366	$73,614

The fair value of the debentures decreased from $226,853 on December 31, 2020 to $73,614 at September 30, 2021, resulting from the conversion of the 2016 and 2017 Debentures and a mark-to-market loss of $11,848 and $77,062 for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $13,929 loss and $29,490 loss, respectively). The gain or loss for the three and nine months ended September 30, 2021 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income of a gain of $72 and a loss of $221, respectively (three and nine months ended September 30, 2020 - $333 loss and $4,565 loss, respectively) and the remaining amount recognized in loss for the quarter of $11,920 and $76,841 for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $13,596 and $24,925, respectively). The interest expense for the three months and nine months ended September 30, 2021 was $519 and $3,239 (three and nine months ended September 30, 2020 - $3,452 and $9,624 respectively).

2016 and 2017 Convertible Debentures

On February 18, 2021 and February 23, 2021, the holders of the 2016 and 2017 Debentures elected to convert their respective US$60 million aggregate principal amount of 7.5% unsecured convertible debentures, both due to mature on July 22, 2022, into common shares of the Company. The Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures, respectively, and 89,729 and 87,316 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures, respectively. The amounts recorded in Other Comprehensive Income as a result of changes in credit risks of the 2016 and 2017 Debentures from inception through to conversion totaling losses of $4,015 were reclassified to accumulated deficit.

11

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The fair value of the 2016 and 2017 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date. The closing share price on February 18, 2021 was $4.69 and $4.88 on February 23, 2021 and the conversion price for the 2016 Debentures was US$2.33 and US$2.69 for the 2017 Debentures. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

2020 Convertible Debentures

On May 27, 2020, the Company issued US$15 million principal amount of convertible debentures (the “2020 Debentures”). The Company received proceeds of $20,889 (US$15 million) and a 3% establishment fee of $627 (US$450) was paid to the debenture holders through the issuance of 348,350 common shares and a consent fee of $355 was paid to the investors of the 2016 and 2017 Debentures in connection with the financing through the issuance of 180,270 common shares. The fair value of the 2020 Debentures on issuance date was determined to be $20,261 (US$14,550). On June 9, 2021, the Company issued 40,829 shares and paid $375 associated with the interest payment. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss. The 2020 Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2020 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions.

The 2020 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
Volatility	37.00%	38.00%
Expected life in years	3.66 years	4.41 years
Risk free interest rate	1.35%	0.74%
Expected dividend yield	0%	0%
Credit spread	17.06%	19.53%
Underlying share price of the Company	$6.02	$3.51
Conversion exercise price	$2.34	$2.34
Exchange rate (C$:US$)	$0.7886	$0.7854

IsoEnergy Debentures

On August 18, 2020, IsoEnergy entered into a US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 into a maximum of 9,206,311 common shares of IsoEnergy. IsoEnergy received gross proceeds of $7,902 (US$6,000). A 3% establishment fee of $272 (US$180) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the IsoEnergy Debentures on issuance date was determined to be $7,630 (US$5,820). IsoEnergy settled in cash $227 of interest on the debentures during the nine months ended September 30, 2021.

The IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2021 and December 31, 2020 are as follows:

12

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

	September 30, 2021	December 31, 2020
Volatility	50.00%	46.00%
Expected life in years	3.9 years	4.65 years
Risk free interest rate	1.40%	0.79%
Expected dividend yield	0%	0%
Credit spread	22.14%	21.70%
Underlying share price of IsoEnergy	$3.55	$1.87
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.7886	$0.7854

9.       Leases

(a) Right-of-use assets

	September 30, 2021	December 31, 2020
Right-of-use assets, beginning of period	$3,544	$2,217
Additions	—	2,069
Disposals	(113)	—
Depreciation	(580)	(742)
Balance, end of period	$2,851	$3,544

The right-of-use assets recognized by the Company are comprised of $2,843 (December 31, 2020 - $3,463) related to corporate office leases and $8 (December 31, 2020 - $81) related to the rental of field equipment and are included in the office, furniture and leasehold improvements category and the field equipment category, respectively in Note 7.

(b)	Lease liabilities
	September 30, 2021	December 31, 2020
Lease liabilities, beginning of period	$4,031	$2,645
Additions	—	2,121
Terminations	(124)	(34)
Interest expense on lease liabilities	205	254
Payment of lease liabilities	(773)	(955)
Balance, end of period	$3,339	$4,031

Current portion	694	778
Non-current portion	2,645	3,253
Balance, end of period	$3,339	$4,031

The undiscounted values of the lease liabilities as at September 30, 2021 was $5,611 (December 31, 2020 - $6,889).

13

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

(c)	Amounts recognized in profit and loss
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Expense relating to short-term leases	$949	$1,907	$949	$3,163
Expense relating to variable lease payments	$89	$102	$313	$277

The Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments to the drilling company in the three months and nine months ended September 30, 2021 were $949 (three and nine months ended September 30, 2020 - $1,907 and $3,163 respectively).

10.       Share Capital

(a)	Authorized capital

Unlimited common shares without par value.

Unlimited preferred shares without par value.

For the nine months ended September 30, 2021:

Share issuances during the period ended September 30, 2021 not disclosed elsewhere in these financial statements include:

On February 3, 2021 and February 23, 2021, the Company issued an aggregate of 200,000 common shares to arm’s length parties to advance the development of the Rook 1 property at a fair value of $900.

On February 18, 2021 and February 23, 2021, the Company issued 25,794,247 and 22,289,088 common shares relating to the conversion of the principal of the 2016 and 2017 Debentures at a fair value of $125,059 and $105,242, respectively. In addition, 89,729 and 87,316 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2016 and 2017 Debentures at a fair value of $407 and $442, respectively. On June 10, 2021, the Company issued 40,829 shares relating to the interest payment on the 2020 debentures at a fair value of $238 (Note 8).

On March 11, 2021, the Company completed a bought deal financing where 33,400,000 common shares of the Company were issued at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150,300. On March 16, 2021, the Company closed the over-allotment of 5,010,000 common shares of the Company at the Offering Price for additional proceeds of $22,545. In connection with the financing, $9,556 was incurred for share issue costs.

On June 30, 2021, the Company issued 400,000 common shares at a price of AUD $5.60 for total proceeds of $2,074 in relation to its public listing on the ASX. In connection with the financing, $1,035 was incurred for share issuance costs.

14

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

For the year ended December 31, 2020:

On May 27, 2020, the Company completed a financing that consisted of a US$15 million private placement of common shares and US$15 million of the 2020 Debentures (Note 8). In connection with the financing the Company issued 11,611,667 common shares at a price of $1.80 for the private placement, 348,350 common shares at a price of $1.80 for the establishment fees of the 2020 Debentures, and 180,270 common shares at a deemed price of $1.97 for a consent fee to the investors of the 2016 and 2017 debentures in connection with the 2020 Debentures financing.

On June 8, 2020, the Company issued 1,092,142 common shares at a fair value of $2,152 to the convertible debenture holders for the share portion of the debenture interest payment.

On December 10, 2020, the Company issued 856,206 common shares with a fair value of $2,586 to the convertible debenture holders for the share portion of the debenture interest payment.

(b)	Share options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2019	36,617,495	$2.14
Granted	9,555,000	2.54
Exercised	(7,490,999)	0.90
Expired	(2,208,334)	2.75
At December 31, 2020	36,473,162	$2.47
Granted	10,090,000	5.74
Exercised	(7,168,335)	2.66
Expired/ Forfeited	(266,666)	2.18
At September 30, 2021 - Outstanding	39,128,161	$3.28
At September 30, 2021 - Exercisable	26,367,370	$2.82

15

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The following table summarizes information about the exercisable share options outstanding as at September 30, 2021:

Number of share options outstanding	Number of share options exercisable	Exercise prices (C$)	Remaining contractual life (years)	Expiry date
2,400,000	2,400,000	2.24	0.21	December 15, 2021
2,690,000	2,690,000	3.39	1.21	December 14, 2022
75,000	75,000	2.39	1.53	April 13, 2023
3,450,000	3,450,000	2.85	1.69	June 8, 2023
100,000	100,000	2.66	1.72	June 20, 2023
720,482	720,482	2.49	1.89	August 21, 2023
2,425,000	2,425,000	2.41	2.25	December 31, 2023
500,000	500,000	2.27	2.47	March 21, 2024
250,000	250,000	2.22	2.49	March 27, 2024
3,350,000	3,350,000	1.92	2.70	June 12, 2024
188,679	188,679	1.59	2.88	August 16, 2024
3,667,334	2,378,222	1.59	3.24	December 24, 2024
4,375,000	2,883,326	1.80	3.70	June 12, 2025
4,846,666	1,593,330	3.24	4.20	December 11, 2025
250,000	83,333	5.16	4.38	February 16, 2026
650,000	216,665	4.53	4.50	April 1, 2026
9,190,000	3,063,333	5.84	4.70	June 10, 2026
39,128,161	26,367,370	2.82	2.61

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Expected stock price volatility	-	-	60.10%	61.92%
Expected life of options	-	-	5.00 years	5.00 years
Risk free interest rate	-	-	0.86%	0.44%
Expected forfeitures	-	-	0%	0%
Expected dividend yield	-	-	0%	0%
Weighted average fair value per option granted in period	-	-	$2.92	$0.89
Weighted average exercise price	-	-	$5.74	$1.80

Share-based payments for options vested for the three and nine months ended September 30, 2021 amounted to $5,499 and $21,330, respectively (three and nine months ended September 30, 2020 - $1,711 and $6,617) of which $4,706 and $18,283, respectively (three and nine months ended September 30, 2020 - $1,460 and $5,839) was expensed to the statement of net loss and comprehensive loss and $793 and $3,047 (three and nine months ended September 30, 2020 - $251 and $778) was capitalized to exploration and evaluation assets (Note 6).

16

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

11.       Supplemental Cash Flow Information

The Company did not have any cash equivalents as at September 30, 2021 and December 31, 2020.

a)	Schedule of non-cash investing and financing activities:
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Capitalized share-based payments	$793	$251	$3,047	$778
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	7,553	(328)	11,009	937
Interest expense included in accounts payable and accrued liabilities	617	3,452	694	4,254
Share consideration on sale of properties	1,476	—	3,544	—

12.       Related Party Transactions

The remuneration of key management which includes directors and management personnel responsible for planning, directing and controlling the activities of the Company during the period was as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Short-term compensation(1)	$957	$925	$3,394	$2,616
Share-based payments(2)	4,619	1,248	17,882	4,941
Consulting fees(3) (4)	75	32	142	97
	$5,651	$2,205	$21,418	$7,654

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2021 amounted to $957 and $3,394 (2020 - $925 and $2,616) of which $859 and $3,095 (2020 - $772 and $2,048) was expensed and included in salaries, benefits and directors’ fees on the statement of net loss and comprehensive loss. The remaining $98 and $299 (2020 - $153 and $568) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2021 amounted to $4,619 and $17,882 (2020 - $1,248 and $4,941) of which $4,489 and $17,379 (2020 - $1,219 and $4,787) was expensed and $130 and $503 (2020 - $29 and $154) was capitalized to exploration and evaluation assets

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and nine months ended September 30, 2021 amounting to $32 and $99 (2020 - $32 and $97).

(4) The Company used consulting services from a company associated with one of its employees in relation to various studies for the three and nine months ended September 30, 2021 amounting to $43 (2020 - $nil and $nil).

As at September 30, 2021, there was $72 (December 31, 2020 - $45) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

17

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

13.       Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

In the management of capital, the Company includes the components of equity, and convertible debentures, net of cash.

Capital, as defined above, is summarized in the following table:

	September 30, 2021	December 31, 2020
Equity	$457,579	$119,252
Convertible debentures (Note 8)	73,614	226,853
	531,193	346,105
Less: Cash	(227,844)	(74,022)
	$303,349	$272,083

14.       Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, accounts payable and accrued liabilities and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.
18

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (Note 5). The marketable securities are classified as Level 1.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 8). The convertible debentures are classified as Level 2.

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2021	December 31, 2020
Cash	$227,844	$74,022
Amounts receivable	665	304
	$228,509	$74,326

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2021, NexGen had cash of $227,844 to settle accounts payable and accrued liabilities of $14,264.

The Company’s significant undiscounted commitments at September 30, 2021 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$14,264	$—	$—	$—	$14,264
Convertible debentures	—	—	73,614	—	73,614
Lease liabilities	1,355	3,949	307	—	5,611
	$15,619	$3,949	$73,921	$—	$93,489

19

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, 2020 Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated 2020 Debentures and IsoEnergy Debentures. At maturity, the US$21 million principal amount of the 2020 Debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2020 Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2020 Debentures and IsoEnergy Debentures more costly to repay.

As at September 30, 2021, the Company’s US dollar net financial liabilities were US$44,775. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $5,705 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the Marketable Securities and Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of September 30, 2021. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2020 Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$21 million, carry fixed interest rates of 7.5% and 8.5% respectively and are not subject to interest rate fluctuations.

20

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

15.       Non-Controlling Interests

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net earnings of IsoEnergy is reflected in the net loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of net loss and comprehensive loss.

During the three and nine months ended September 30, 2021, the Company exercised nil and 1,537,760 warrants of IsoEnergy at $0.60 per share for total outlay of $923 (three and nine months ended September 30, 2020 - nil warrants for $nil outlay). As at September 30, 2021, the non-controlling interests in IsoEnergy was $26,952 (December 31, 2020 - $25,001).

16.       Subsequent Events

Subsequent to September 30, 2021, 501,666 stock options were exercised for gross proceeds of $1,634, and 133,334 stock options were forfeited.

21